Exhibit 99.1

FOX ENTERTAINMENT GROUP, INC.

UNAUDITED CONSOLIDATED STATEMENTS OF OPERATIONS

(in millions, except per share amounts)

	For the three months ended December 31,		For the six months ended December 31,
	2004	2003	2004	2003
Revenues	$3,943	$3,380	$6,832	$6,138
Expenses:
Operating	2,812	2,489	4,660	4,275
Selling, general and administrative	337	289	664	608
Depreciation and amortization	42	44	81	86

Operating income	752	558	1,427	1,169

Other (expense) income:
Interest expense, net	(70)	(15)	(136)	(23)
Equity (losses) earnings of affiliates	(29)	(2)	(126)	5
Other, net	39	(7)	39	19

Income before provision for income taxes and minority interest in subsidiaries	692	534	1,204	1,170
Provision for income tax expense on a stand-alone basis	(259)	(203)	(448)	(436)
Minority interest in subsidiaries, net of tax	(2)	(1)	(5)	(3)

Net income	$431	$330	$751	$731

Basic and diluted earnings per share	$0.44	$0.36	$0.77	$0.81

Basic and diluted weighted average number of common equivalent shares outstanding	974	905	974	902

The accompanying notes are an integral part of these unaudited consolidated financial statements.

FOX ENTERTAINMENT GROUP, INC.

CONSOLIDATED BALANCE SHEETS

(in millions, except share and per share amounts)

	At December 31, 2004	At June 30, 2004
	(unaudited)	(audited)
Assets:
Cash and cash equivalents	$161	$122
Accounts receivable, net	3,964	3,002
Filmed entertainment and television programming costs, net	3,515	3,193
Investments in equity affiliates	8,077	8,194
Property and equipment, net	1,236	1,247
Intangible assets	8,400	8,400
Goodwill	4,782	4,758
Other assets and investments	1,113	1,132

Total assets	$31,248	$30,048

Liabilities and Shareholders’ Equity:

Liabilities:
Accounts payable and accrued liabilities	$1,706	$1,566
Participations and residuals payable	1,754	1,395
Television programming rights payable	1,001	1,102
Deferred revenue	353	318
Borrowings	153	659
Deferred income taxes	2,182	2,063
Other liabilities	591	735

	7,740	7,838
Due to affiliates of News Corporation	4,724	4,236

Total liabilities	12,464	12,074

Minority interest in subsidiaries	9	7

Commitments and contingencies

Shareholders’ Equity:

Preferred stock, $0.01 par value per share; 100,000,000 shares authorized; 0 shares issued and outstanding at December 31 and June 30, 2004	—	—
Class A Common stock, $0.01 par value per share; 1,000,000,000 shares authorized; 426,959,080 shares issued and outstanding at December 31 and June 30, 2004	4	4
Class B Common stock, $0.01 par value per share; 650,000,000 shares authorized; 547,500,000 shares issued and outstanding at December 31 and June 30, 2004	6	6
Additional paid-in capital	15,082	15,081
Retained earnings and accumulated other comprehensive income	3,683	2,876

Total shareholders’ equity	18,775	17,967

Total liabilities and shareholders’ equity	$31,248	$30,048

The accompanying notes are an integral part of these consolidated financial statements.

FOX ENTERTAINMENT GROUP, INC.

UNAUDITED CONSOLIDATED STATEMENTS OF CASH FLOWS

(in millions)

	For the six months ended December 31,
	2004	2003
Operating activities:
Net income	$751	$731
Adjustments to reconcile net income to net cash provided by (used in) operating activities:
Depreciation and amortization	81	86
Amortization of cable distribution investments	58	63
Equity losses (earnings) of affiliates	126	(5)
Cash distributions received from investees	3	3
Other, net	(39)	(19)
Minority interest in subsidiaries, net of tax	5	3
Deferred taxes	120	110
Change in operating assets and liabilities, net of acquisitions:
Accounts receivable and other assets	(966)	(824)
Filmed entertainment and television programming costs, net	(393)	(428)
Accounts payable and accrued liabilities	67	15
Participations and residuals payable and other liabilities	359	185

Net cash provided by (used in) operating activities	172	(80)

Investing activities:
Acquisitions, net of cash acquired	(23)	(5)
Investments in and acquisition of interests in equity affiliates	(33)	(73)
Other investments	(26)	(30)
Purchases of property and equipment, net of acquisitions	(62)	(50)
Expenses related to sale of business	(12)	—
Proceeds from sale of investments in equity affiliates	43	—
Disposals of property and equipment	2	—

Net cash used in investing activities	(111)	(158)

Financing activities:
Borrowings	—	338
Repayment of borrowings	(507)	(276)
Decrease in minority interest in subsidiaries	(3)	1
Decrease in Preferred Interests	—	(26)
Advances from affiliates of News Corporation, net	488	170

Net cash (used in) provided by financing activities	(22)	207

Net increase (decrease) in cash and cash equivalents	39	(31)
Cash and cash equivalents, beginning of year	122	72

Cash and cash equivalents, end of period	$161	$41

The accompanying notes are an integral part of these unaudited consolidated financial statements.

FOX ENTERTAINMENT GROUP, INC.

NOTES TO THE UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS

Note 1 – Basis of Presentation

Fox Entertainment Group, Inc. (the “Company”) is principally engaged in the development, production and worldwide distribution of feature films and television programs, television broadcasting and cable network programming. The Company is a majority-owned subsidiary of News Corporation which, as of December 31, 2004, held equity and voting interests in the Company of approximately 82% and 97%, respectively.

The accompanying unaudited consolidated financial statements of the Company have been prepared in accordance with US generally accepted accounting principles (“GAAP”) for interim financial information and with the instructions to Form 10-Q and Article 10 of Regulation S-X. In the opinion of management, all adjustments consisting only of normal recurring adjustments necessary for a fair presentation have been reflected in these unaudited consolidated financial statements. Operating results for the interim periods presented are not necessarily indicative of the results that may be expected for the fiscal year ending June 30, 2005.

These interim unaudited consolidated financial statements and notes thereto should be read in conjunction with the audited consolidated financial statements and notes thereto included in the Company’s Form 10-K for the fiscal year ended June 30, 2004 as filed with the Securities and Exchange Commission.

The preparation of financial statements in conformity with GAAP requires that management make estimates and assumptions that affect the reported amounts of assets and liabilities as of the date of the consolidated financial statements and the reported amounts of revenues and expenses during the reporting period. Because of the use of estimates inherent in the financial reporting process, actual results could differ from those estimates.

Certain fiscal 2004 amounts have been reclassified to conform to the fiscal 2005 presentation.

The Company follows the disclosure-only provisions of Statement of Financial Accounting Standards (“SFAS”) No. 123, “Accounting for Stock-Based Compensation,” and in accordance with its provisions, applies the intrinsic value method set forth in Accounting Principles Board Opinion (“APB”) No. 25 “Accounting for Stock Issued to Employees.”

The following table reflects the effect on net income and earnings per share as if the Company had applied the fair value recognition provisions for stock-based employee compensation. These pro forma effects may not be representative of future amounts since the estimated fair value of stock options on the date of grant is amortized to expense over the vesting period and additional options may be granted in future years.

	For the three months ended December 31,		For the six months ended December 31,
	2004	2003	2004	2003
	(in millions, except per share data)
Net income, as reported	$431	$330	$751	$731
Deduct: Total stock-based employee compensation expense determined under the fair value based method for all awards, net of related tax effects	(15)	(17)	(30)	(34)

Pro forma net income	$416	$313	$721	$697

Basic and diluted earnings per share:
As reported	$0.44	$0.36	$0.77	$0.81
Pro forma	$0.43	$0.35	$0.74	$0.77

FOX ENTERTAINMENT GROUP, INC.

NOTES TO THE UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS

Note 2 – Comprehensive Income

In accordance with SFAS No. 130, “Reporting Comprehensive Income,” total comprehensive income for the Company consists of the following:

	For the three months ended December 31,		For the six months ended December 31,
	2004	2003	2004	2003
	(in millions)		(in millions)
Net income, as reported	$431	$330	$751	$731
Other comprehensive income:
Foreign currency translation adjustments	46	34	56	34

Total comprehensive income	$477	$364	$807	$765

Note 3 – Recent Accounting Pronouncements

In December 2004, the Financial Accounting Standards Board (“FASB”) issued SFAS No. 123(R), “Share-Based Payment.” This standard will require the cost of employee compensation paid with equity instruments to be measured based on grant-date fair values. That cost will be recognized over the vesting period. SFAS No. 123(R) will become effective for the Company in the first quarter of fiscal 2006. An illustration of the impact on the Company using a Black-Scholes option valuation methodology is presented in Note 1 – Basis of Presentation.

In October 2004, the American Jobs Creation Act (the “Act”) was signed into law. The Act provides for a special one-time tax deduction of 85% for certain foreign earnings that are repatriated, as defined in the Act. In December 2004, the FASB issued a FASB Staff Position, “Accounting and Disclosure Guidance for the Foreign Earnings Repatriation Provision within the American Jobs Creation Act of 2004” (“FSP FAS 109-2”). FSP FAS 109-2 allows companies additional time to evaluate the effect of the Act as to whether unrepatriated foreign earnings continue to qualify for the SFAS No. 109 exception regarding non-recognition of deferred tax liabilities and would require explanatory disclosures from those who need the additional time. Through December 31, 2004, the Company has not provided deferred taxes on substantially all of the undistributed earnings of foreign subsidiaries since substantially all such earnings were expected to be permanently invested in foreign operations but has started an evaluation of the effects of the repatriation provision. Whether the Company will ultimately take advantage of this provision depends on a number of factors, including reviewing future Congressional or Treasury Department guidance, before a determination can be made. The range of possible amounts that the Company is considering for repatriation under this provision is up to approximately $300 million. The related potential range of income tax is up to approximately $20 million.

FOX ENTERTAINMENT GROUP, INC.

NOTES TO THE UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS

Note 4 – Filmed Entertainment and Television Programming Costs, net

Filmed entertainment and television programming costs, net consisted of the following at:

	December 31, 2004	June 30, 2004
	(in millions)
Filmed entertainment costs:
Films:
Released (including acquired film libraries)	$689	$734
Completed, not released	109	125
In production	496	545
In development or preproduction	67	52

	1,361	1,456

Television productions:
Released (including acquired libraries)	411	449
Completed, not released	—	13
In production	220	112
In development or preproduction	1	1

	632	575

Total filmed entertainment costs, less accumulated amortization	1,993	2,031
Television programming costs, less accumulated amortization	1,522	1,162

Total filmed entertainment and television programming costs, net	$3,515	$3,193

FOX ENTERTAINMENT GROUP, INC.

NOTES TO THE UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS

Note 5 – Borrowings

In May 2004, the Company ended the transfer term under the New Millennium II Agreement, the Company’s film financing vehicle, and will no longer draw any borrowings under the facility. In accordance with the terms of the termination, the Company will repay $636 million of the facility in fiscal 2005 and $23 million in fiscal 2006. During the six months ended December 31, 2004, the Company repaid $507 million of the facility. At December 31, and June 30, 2004, $153 million and $659 million, respectively, remained outstanding and were included in Borrowings on the consolidated balance sheets and the corresponding interest expense was included in Interest expense, net in the unaudited consolidated statements of operations. Subsequent to December 31, 2004, the Company repaid principal of $83 million of the facility.

Note 6 – DIRECTV Transaction

On December 22, 2003, the Company acquired a 34% interest in Hughes Electronics Corporation (“Hughes”) for total consideration of approximately $6.8 billion from News Corporation. News Corporation transferred its entire 34% interest in Hughes to the Company in exchange for two promissory notes totaling $4.5 billion and approximately 74.5 million shares of the Company’s Class A common stock valued at $2.3 billion (the “Exchange”). One of the promissory notes the Company issued to News Corporation is in the amount of $2 billion, bears interest at a rate of LIBOR plus 1% per annum, and matures on June 30, 2009. The other promissory note the Company issued to News Corporation is in the amount of $2.5 billion, bears interest at 8% per annum, and has a maturity date of June 30, 2009, which can be extended at the Company’s option for not more than two successive one-year periods. The issuance of approximately 74.5 million shares of Class A common stock to News Corporation increased its equity interest in the Company from approximately 81% to approximately 82% while its voting power remained at approximately 97%. For financial reporting purposes, in accordance with Emerging Issues Task Force No. (“EITF”) 90-5, “Exchanges of Ownership Interest between Entities under Common Control,” the Company recognized the Exchange based upon the acquired basis of News Corporation and issued equity to News Corporation at that value. The Company is accounting for its interest in Hughes in accordance with APB No. 18, “The Equity Method of Accounting for Investments in Common Stock.”

Subsequent to the above transaction, Hughes changed its corporate name to The DIRECTV Group, Inc. (“DIRECTV”).

Investments in equity affiliates primarily reflects the Company’s investment in DIRECTV and includes the excess of fair value over the Company’s proportionate share of DIRECTV’s underlying net assets at December 22, 2003 as adjusted to record such net assets at fair value, most notably the adjustment to the carrying value of DIRECTV’s SPACEWAY and PanAmSat businesses and assets and its deferred subscriber acquisition costs. This excess, approximately $3.6 billion, has been allocated to finite-lived intangibles, which are being amortized over lives ranging from 6-20 years, and to certain indefinite-lived intangibles and goodwill, which are not subject to amortization in accordance with SFAS No. 142, “Goodwill and Other Intangible Assets.”

Summarized financial information for DIRECTV accounted for under the equity method is as follows:

	For the three months ended December 31,		For the six months ended December 31,
	2004	2003	2004	2003
	(in millions)
Revenues	$3,362	$2,754	$6,224	$5,133
Operating losses	(437)	(177)	(1,987)	(169)
Loss from continuing operations before discontinued operations and cumulative effect of accounting changes	(283)	(307)	(1,209)	(309)
Net losses	(283)	(310)	(1,292)	(333)

At December 31, 2004, the fair market value of the Company’s investment in DIRECTV was $7,691 million.

FOX ENTERTAINMENT GROUP, INC.

NOTES TO THE UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS

Note 6 – DIRECTV Transaction - continued

The Company’s share of DIRECTV’s losses for the six months ended December 31, 2004 was $176 million and includes the Company’s share of DIRECTV’s increased loss from its sale of PanAmSat resulting from a reduction in the sales proceeds, the Company’s portion of the SPACEWAY program impairment and the amortization of certain finite-lived intangibles.

Note 7 – Other Acquisitions and Disposals

In December 2003, the Company sold its 50% direct ownership interests in SportsChannel Chicago Associates (“SportsChannel Chicago”) and SportsChannel Pacific Associates (“SportsChannel Bay Area”) (collectively the “SportsChannels”) to subsidiaries of Regional Programming Partners (“RPP”) for consideration of $150 million. This consideration was paid in the form of two three-year promissory notes issued by the subsidiaries of RPP, which own only the acquired interests in the SportsChannels, in an aggregate principal amount of $150 million and bearing interest at prime plus 1% per annum. The notes are secured by a pledge of 100% of the interests in SportsChannel Bay Area. Upon the close of this sale, the SportsChannels are held 100% by RPP and indirectly 60% by Rainbow Media Sports Holdings, Inc. and 40% by the Company. The Company recognized a net gain on the sale of the SportsChannels of $9 million, which was reflected in Other, net in the unaudited consolidated statements of operations for the three months ended December 31, 2003.

In December 2003, the Company acquired News Broadcasting Japan, a cable and satellite channel in Japan, from News Corporation for net consideration of approximately $38 million based upon an independent valuation. The Company acquired this entity to expand its international cable channel ownership. At December 31, 2003, the net purchase price of $38 million was included in Due to affiliates of News Corporation and the Company recorded the net assets acquired at News Corporation’s historical cost of $8 million. The excess $30 million of purchase price was recorded as a reduction to Retained earnings in accordance with EITF 90-5.

In February 2004, the Company sold the Los Angeles Dodgers (“Dodgers”), together with Dodger Stadium and the team’s training facilities in Vero Beach, Florida and the Dominican Republic, to entities owned by Frank McCourt (the “McCourt Entities”). The gross consideration for the sale of the Dodgers franchise and real estate assets was $421 million, subject to further adjustment. The consideration at closing was comprised of (i) $225 million in cash, (ii) a $125 million two-year note secured by non-team real estate, (iii) a $40 million four-year note secured by bank letters of credit and (iv) a $31 million three-year note that is convertible, at the Company’s option, into preferred equity in the McCourt Entities if unpaid at maturity. The Company has agreed to remit $50 million during the first two years following the closing of the transaction to reimburse the McCourt Entities for certain pre-existing commitments. Pending the final determination of contractual adjustments, the sale resulted in an estimated loss of $19 million, which was recorded in Other, net in the unaudited consolidated statements of operations for the three months ended March 31, 2004.

In May 2004, the Company sold its 40% interest in the Staples Arena for aggregate consideration of $128 million. The Company recorded a loss on the sale of the interest in the Staples Arena of approximately $7 million in Other, net for the year ended June 30, 2004. In connection with the sale of this interest, the Company was released from several guarantees in the aggregate amount of $22.6 million outstanding at the time of the sale.

In December 2004, the Company sold its 20% investment in Rogers Sportsnet to Rogers Broadcasting Limited for $41 million. Rogers Sportsnet operates regional sports networks in Canada covering local sports events plus national programming. For the six months ended December 31, 2004, the Company recognized a gain of $39 million on this sale in Other, net in the unaudited consolidated statements of operations.

FOX ENTERTAINMENT GROUP, INC.

NOTES TO THE UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS

Note 8 – Pension Plans and Other Postretirement Benefits

The Company sponsors non-contributory pension plans and retiree health and life insurance benefit plans covering specific groups of employees. The benefits payable for the non-contributory pension plans are based primarily on a formula factoring both an employee’s years of service and pay near retirement. Participant employees are vested in the plans after five years of service. The Company’s policy for all pension plans is to fund amounts, at a minimum, in accordance with the Employee Retirement Income Security Act of 1974. During the six months ended December 31, 2004 and 2003, the Company made discretionary contributions of $49 million and $25 million, respectively, to its pension plans. Plan assets consist principally of common stocks, marketable bonds and government securities. The retiree health and life insurance benefit plans offer medical and/or life insurance to certain full-time employees and eligible dependents that retire after fulfilling age and service requirements.

The components of net periodic benefit costs were as follows:

	Pension Benefits		Postretirement Benefits
	For the three months ended December 31,
	2004	2003	2004	2003
	(in millions)
Service cost benefits earned during the period	$9	$9	$—	$2
Interest costs on projected benefit obligation	9	8	2	2
Expected return on plan assets	(10)	(6)	—	—
Amortization of deferred losses	3	5	—	1
Other	—	(1)	(1)	—

Net periodic benefit costs	$11	$15	$1	$5

	Pension benefits		Postretirement benefits
	For the six months ended December 31,
	2004	2003	2004	2003
	(in millions)
Service cost benefits earned during the period	$18	$18	$1	$5
Interest costs on projected benefit obligation	18	16	3	4
Expected return on plan assets	(20)	(13)	—	—
Amortization of deferred losses	6	10	1	2
Other	—	(1)	(3)	—

Net periodic benefit costs	$22	$30	$2	$11

Other Postretirement Benefits Amendments

The fiscal 2005 postretirement net periodic costs reflect plan amendments implemented during the second quarter of fiscal 2004.

In December 2003, the Medicare Prescription Drug, Improvement and Modernization Act of 2003 (“the Medicare Act”) was signed into law. The Medicare Act introduced a prescription drug benefit under Medicare (Medicare Part D) and a federal subsidy to sponsors of retirement health care plans that provide a benefit that is at least actuarially equivalent to Medicare Part D. In accordance with FASB Staff Position 106-1, the Company elected to defer recognizing the effects of the Medicare Act on the accounting for its retirement health care plans in fiscal 2004. In May 2004, the FASB issued FASB Staff Position 106-2, providing final guidance on accounting for the Medicare Act. FASB Staff Position 106-2 was implemented by the Company in the first quarter of fiscal 2005. The adoption of FASB Staff Position 106-2 did not have a material impact on the financial condition and results of operations of the Company in fiscal 2005, but reduced the Company’s Accumulated Postretirement Benefit Obligation (“APBO”) by approximately $5 million. The amortization of the $5 million reduction in APBO will reduce our future net postretirement benefit cost.

FOX ENTERTAINMENT GROUP, INC.

NOTES TO THE UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS

Note 9 – Segment Information

The Company manages and reports its activities in four business segments:

•	Filmed Entertainment, which principally consists of the production and acquisition of live-action and animated motion pictures for distribution and licensing in all formats in all entertainment media worldwide, and the production of original television programming in the United States and Canada.

•	Television Stations, which principally consists of the operation of 35 full power broadcast television stations, including nine duopolies, in the United States. Of these stations, 25 are affiliated with the FOX network, nine with the UPN network and one is an independent station.

•	Television Broadcast Network, which principally consists of the broadcasting of network programming in the United States.

•	Cable Network Programming, which principally consists of the production and licensing of programming distributed through cable television systems and direct broadcast satellite operators in the United States.

The Company’s operating segments have been determined in accordance with the Company’s internal management structure, which is organized based on operating activities. The Company evaluates performance based upon several factors, of which the primary financial measures are segment Operating income and Operating income before depreciation and amortization.

	For the three months ended December 31,		For the six months ended December 31,
	2004	2003	2004	2003
	(in millions)
Revenues:
Filmed Entertainment	$1,879	$1,384	$3,263	$2,634
Television Stations	571	571	1,085	1,089
Television Broadcast Network	858	860	1,240	1,254
Cable Network Programming	635	565	1,244	1,161

Total revenues	$3,943	$3,380	$6,832	$6,138

Operating income (loss) before depreciation and amortization, defined as operating income (loss) plus depreciation and amortization and the amortization of cable distribution investments, eliminates the variable effect across all business segments of non-cash depreciation and amortization. Depreciation and amortization expense includes the depreciation of property and equipment, as well as amortization of finite-lived intangible assets. Amortization of cable distribution investments represents a reduction against revenues over the term of a carriage arrangement and as such it is excluded from Operating income (loss) before depreciation and amortization. Operating income (loss) before depreciation and amortization is a non-GAAP measure and it should be considered in addition to, not as a substitute for, operating income (loss), net income (loss), cash flow and other measures of financial performance reported in accordance with GAAP. Operating income (loss) before depreciation and amortization does not reflect cash available to fund requirements and the items excluded from Operating income (loss) before depreciation and amortization, such as depreciation and amortization, are significant components in assessing the Company’s financial performance.

Management believes that Operating income (loss) before depreciation and amortization is an appropriate measure for evaluating the operating performance of the Company’s business segments. Operating income (loss) before depreciation and amortization, which is the information reported to and used by the Company’s chief decision maker for the purpose of making decisions about the allocation of resources to segments and assessing their performance, provides management, investors and equity analysts a measure to analyze operating performance of each business segment and enterprise value against historical and competitors’ data, although historical results, including Operating income (loss) before depreciation and amortization, may not be indicative of future results as operating performance is highly contingent on many factors including customer tastes and preferences.

FOX ENTERTAINMENT GROUP, INC.

NOTES TO THE UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS

Note 9 – Segment Information - continued

	For the three months ended December 31,		For the six months ended December 31,
	2004	2003	2004	2003
	(in millions)
Operating income (loss) before depreciation and amortization:
Filmed Entertainment	$419	$275	$725	$620
Television Stations	290	289	526	526
Television Broadcast Network	(152)	(128)	(156)	(169)
Cable Network Programming	265	198	471	341

Total operating income before depreciation and amortization	822	634	1,566	1,318
Amortization of cable distribution investments	(28)	(32)	(58)	(63)
Depreciation and amortization	(42)	(44)	(81)	(86)

Total operating income	752	558	1,427	1,169
Interest expense, net	(70)	(15)	(136)	(23)
Equity (losses) earnings of affiliates	(29)	(2)	(126)	5
Other, net	39	(7)	39	19

Income before provision for income taxes and minority interest in subsidiaries	692	534	1,204	1,170
Provision for income tax expense on a stand-alone basis	(259)	(203)	(448)	(436)
Minority interest in subsidiaries, net of tax	(2)	(1)	(5)	(3)

Net income	$431	$330	$751	$731

Interest expense, net, Equity (losses) earnings of affiliates, Other, net, Provision for income tax expense on a stand-alone basis and Minority interest in subsidiaries, net of tax are not allocated to segments, as they are not under the control of segment management.

	For the three months ended December 31, 2004
	Operating income (loss) before depreciation and amortization	Depreciation and amortization	Amortization of cable distribution investments	Operating income (loss)
	(in millions)
Filmed Entertainment	$419	$(13)	$—	$406
Television Stations	290	(12)	—	278
Television Broadcast Network	(152)	(7)	—	(159)
Cable Network Programming	265	(10)	(28)	227

Total	$822	$(42)	$(28)	$752

FOX ENTERTAINMENT GROUP, INC.

NOTES TO THE UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS

Note 9 – Segment Information - continued

	For the three months ended December 31, 2003
	Operating income (loss) before depreciation and amortization	Depreciation and amortization	Amortization of cable distribution investments	Operating income (loss)
	(in millions)
Filmed Entertainment	$275	$(15)	$—	$260
Television Stations	289	(13)	—	276
Television Broadcast Network	(128)	(5)	—	(133)
Cable Network Programming	198	(11)	(32)	155

Total	$634	$(44)	$(32)	$558

	For the six months ended December 31, 2004
	Operating income (loss) before depreciation and amortization	Depreciation and amortization	Amortization of cable distribution investments	Operating income (loss)
	(in millions)
Filmed Entertainment	$725	$(25)	$—	$700
Television Stations	526	(24)	—	502
Television Broadcast Network	(156)	(12)	—	(168)
Cable Network Programming	471	(20)	(58)	393

Total	$1,566	$(81)	$(58)	$1,427

	For the six months ended December 31, 2003
	Operating income (loss) before depreciation and amortization	Depreciation and amortization	Amortization of cable distribution investments	Operating income (loss)
	(in millions)
Filmed Entertainment	$620	$(27)	$—	$593
Television Stations	526	(29)	—	497
Television Broadcast Network	(169)	(9)	—	(178)
Cable Network Programming	341	(21)	(63)	257

Total	$1,318	$(86)	$(63)	$1,169

Intersegment revenues, generated primarily by the Filmed Entertainment segment, of approximately $137 million and $190 million for the three months ended December 31, 2004 and 2003, respectively, and approximately $305 million and $342 million for the six months ended December 31, 2004 and 2003, respectively, have been eliminated within the Filmed Entertainment segment. Intersegment operating profits, generated primarily by the Filmed Entertainment segment, of approximately $10 million and $12 million for the three months ended December 31, 2004 and 2003, respectively, and approximately $26 million and $32 million for the six months ended December 31, 2004 and 2003 respectively, have been eliminated within the Filmed Entertainment segment.

FOX ENTERTAINMENT GROUP, INC.

NOTES TO THE UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS

Note 9 – Segment Information - continued

	At December 31, 2004	At June 30, 2004
	(in millions)
Total assets:
Filmed Entertainment	$5,449	$4,680
Television Stations	11,185	11,247
Television Broadcast Network	1,530	1,064
Cable Network Programming	5,007	4,863
Investments in equity affiliates	8,077	8,194

Total assets	$31,248	$30,048

Goodwill and Intangible assets:
Filmed Entertainment	$445	$445
Television Stations	9,994	9,994
Television Broadcast Network	—	—
Cable Network Programming	2,743	2,719

Total goodwill and intangible assets	$13,182	$13,158

FOX ENTERTAINMENT GROUP, INC.

NOTES TO THE UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS

Note 10 – Commitments and Guarantees

Commitments

In November 2004, the Company entered into a six-year follow-on contract with the National Football League commencing with the 2006 season, increasing the Company’s commitments with respect to sports programming rights by approximately $4.3 billion.

In November 2004, the Company entered into an agreement with the Bowl Championship Series from fiscal 2007 through fiscal 2010, increasing the Company’s commitments with respect to sports programming rights by approximately $330 million.

Guarantees

The Company, News Corporation and certain of News Corporation’s other subsidiaries are guarantors of various debt obligations of News Corporation and certain of its subsidiaries. The principal amount of indebtedness outstanding under such debt instruments as of December 31, and June 30, 2004 was approximately $11 billion and $10 billion, respectively. The debt instruments limit the ability of guarantors, including the Company, to subject their properties to liens, and certain of the debt instruments impose limitations on the ability of News Corporation and certain of its subsidiaries, including the Company, to incur indebtedness in certain circumstances. Such debt instruments mature at various times between 2005 and 2096, with a weighted average maturity of 20 years.

In August 2004, News Corporation, along with the Company and certain of News Corporation’s other subsidiaries, issued a guarantee for the obligations of Sky Brasil, an equity affiliate of News Corporation, under a $210 million three-year credit agreement with JPMorgan Chase Bank and Citibank NA. In October 2004, News Corporation and DIRECTV announced a series of transactions that will result in the reorganization of the companies’ direct-to-home satellite television platforms in Latin America. As part of these transactions, DIRECTV will acquire News Corporation’s interests in Sky Brasil, the completion of which is subject to regulatory approval, and will assume all of News Corporation’s obligations thereof, including those under the credit agreement guaranteed by the Company at closing. Given the strong financial position of the other guarantors, the Company believes it is highly unlikely it will be required to perform any of the obligations under the guarantee.

In the case of any event of default under such debt obligations, the Company will be directly liable to the creditors or debtholders. News Corporation has agreed to indemnify the Company from and against any obligations it may incur by reason of its guarantees of such debt obligations. As of December 31, 2004, News Corporation was in compliance with all of its debt covenants and had satisfied all financial ratios and tests and expects to remain in compliance and satisfy all such ratios and tests.

Note 11 - Other, net

	For the three months ended December 31,		For the six months ended December 31,
	2004	2003	2004	2003
	(in millions)		(in millions)
Sale of interest in Rogers Sportsnet [b]	$39	$—	$39	$—
Sale of interest in the SportsChannels [b]	—	—	—	9
World Trade Center Insurance Settlement [a]	—	—	—	26
Loss on the sale of the Dodgers [b]	—	(7)	—	(16)

Other, net	$39	$(7)	$39	$19

FOOTNOTES

[a]	Amount represents a gain related to the settlement of the Company’s insurance claim primarily for its broadcast tower at the World Trade Center in New York.
[b]	Refer to Note 7 – Other Acquisitions and Disposals for further details on these transactions.

FOX ENTERTAINMENT GROUP, INC.

NOTES TO THE UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS

Note 12 – Subsequent Events

On January 10, 2005, Fox Acquisition Corp, a direct wholly-owned subsidiary of News Corporation, made an offer to the holders of Class A common stock of the Company to exchange 1.90 shares of News Corporation’s Class A common stock for each outstanding share of the Company’s Class A common stock validly tendered and not withdrawn in the exchange offer (the “Offer”). News Corporation currently owns approximately 82% of the equity and 97% of the voting power of the Company through its ownership of approximately 59% of the outstanding shares of the Company’s Class A common stock and 100% of the outstanding shares of the Company’s Class B common stock. The Offer is subject to the non-waivable condition that at least a majority of the outstanding shares of the Company’s Class A common stock not beneficially owned by News Corporation and its subsidiaries and affiliates are validly tendered and not withdrawn in the Offer as well as certain other conditions set forth in the Offer documents. The Offer will expire on February 22, 2005, unless it is extended by News Corporation. If News Corporation completes the Offer, it intends to effect a “short form” merger of the Company with and into Fox Acquisition Corp shortly thereafter. Each share of the Company’s Class A common stock not acquired in the Offer, other than the shares owned by News Corporation, would be converted in the “short form” merger into 1.90 shares of News Corporation’s Class A common stock.

The Company’s Board of Directors formed a Special Committee which, on January 24, 2005, requested that the Company’s stockholders take no action and not tender their Class A shares with respect to the Offer at the current time and instead defer making a determination whether to accept or reject the Offer until the Special Committee has advised the Company’s stockholders of the Special Committee’s position or recommendation, if any, with respect to the Offer.

Certain Legal Proceedings

On January 10, 2005, the Company received complaints relating to a number of purported class actions filed in Court of Chancery in the State of Delaware. The complaints generally allege, among other things, that News Corporation and the members of the Company’s board of directors have breached fiduciary duties owed to the public stockholders of the Company, including as a result of News Corporation offering to acquire shares of the Company’s Class A common stock at an unfair price and at a time that disadvantages the Company’s stockholders. The complaints generally seek, declaratory and injunctive relief and damages in an unspecified amount. The Company believes that these claims are without merit and intends to vigorously contest the allegations.

The Company is currently aware of seventeen purported class action complaints that have been filed in the Court of Chancery of the State of Delaware challenging the Offer. The Delaware complaints are captioned: Allen v. News Corp., et al., No. 979-N; Mascarenhas v. Fox Entm’t. Group, et al., No. 980-N; Shemesh v. Fox Entm’t. Group, et al., No. 981-N; Striffler v. FEG Holdings, et al., No. 982-N; Howard Vogel Ret. Plan v. Powers, et al., No. 984-N; Doniger v. News Corp., et al., No. 985-N; Engle v. Murdoch, et al., No. 986-N; Shrank v. Murdoch, et al., No. 988-N; Blackman v. Fox Entm’t. Group, et al., No. 991-N; Fishbone v. News Corp., et al., No. 994-N; Kennel v. News Corp., et al., No. 995-N; Millner v. News Corp., et al., No. 996-N; Pipefitters Locals v. Fox Entm’t. Group, et al., No. 1003-N; Molinari v. News Corp., et al., C.A. No. 1018-N; Seaview Services v. Fox Entertainment, et al., C.A. No. 1026-N; Teachers’ Retirement System of Louisiana v. Powers, et al., C.A. No. 1033-N; and New Jersey Building Laborers’ Pension Fund v. Powers, et al., C.A. No. 1034. The Shrank action, No. 988-N, was voluntarily dismissed on January 19, 2005. The Company is also currently aware of two purported class action complaints raising substantially similar claims that have been filed in the Supreme Court of the State of New York, County of New York. The New York complaints are captioned: Shrank v. Murdoch, et al., Index No. 600114/2005; and Green Meadows Ptr. v. Fox Entertainment, et al., No. 100706/2005. On January 21, 2005, certain plaintiffs in the Delaware lawsuits filed a motion that seeks to consolidate the Delaware actions. In addition, News Corporation has filed motions to dismiss and to stay discovery, and the plaintiffs have filed a motion for expedited proceedings. On February 3, 2005, the Court of Chancery denied News Corporation’s motion to stay discovery, and granted the plaintiffs’ motion for expedited discovery and motion to consolidate.

All of the complaints generally allege, among other things, that News Corporation and the members of the Company’s board of directors purportedly breached fiduciary duties owed to the public stockholders of the Company in connection with the Offer by: (1) offering to acquire their shares at an unfair price; (2) offering to acquire their shares at a time that disadvantages the public stockholders; (3) having the Company appoint directors who are neither independent nor disinterested to a special committee created to consider the Offer; and (4) failing to adequately disclose information material to the Offer, including disclosure with respect to the Company’s 2005 budget.

As for relief, the plaintiffs seek, among other things: (1) an order that the complaints are properly maintainable as a class action; (2) a declaration that defendants have breached their fiduciary duties and other duties to the plaintiffs and other members of the purported class; (3) injunctive relief; (4) unspecified monetary damages; (5) attorneys’ fees, costs and expenses; and (6) such other and further relief as the Court may deem just and proper. The Company believes that these claims are without merit and intends to vigorously contest these allegations.